

April 7, 2011

Mr. Michael Allan English
President
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

      RE: **Numbeer, Inc.**
              Form 8-K dated April 5, 2011
              Filed April 5, 2011
              File No. 333-153172

Dear Mr. English:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Your response to our comment 1 in your letter dated March 9, 2011 appears to indicate that, at the minimum, there was miscommunication between you and your auditors relating to the timing of the completion of their review of your Form 10-Q for the period ended November 30, 2010. To the extent this resulted in reportable events as described in Item 304(a)(1)(v) of Regulation S-K, please amend your Form 8-K to provide the disclosures required by Item 304(a)(1)(v) and 304(b) of Regulation S-K.

2.   We see that you have made the contents of this Form 8-K available to Seale and Beers, CPAs and you requested that the firm furnishes a letter to the Commission as to whether it agrees or disagrees with your disclosures. Please amend the Form 8-K to file that letter as exhibit 16. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3212.

Sincerely,

Jeffrey Jaramillo
Branch Chief